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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 24 to Registration Statement No. 033-63935 of Variable Account D of Union Security Insurance Company on Form N-4, of our report dated February 18, 2009, relating to the statements of assets and liabilities of Variable Account D of Union Security Insurance Company as of December 31, 2008, and the related statements of operations for the year then ended and changes in net assets for each of the two years in the period then ended, appearing in the Statement of Additional Information, which is part of and is incorporated by reference in such Registration Statement, and to the reference to us under the heading "Experts" in such Statement of Additional Information.

/s/ Deloitte & Touche LLP
Hartford, Connecticut
November 12, 2009